      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 4, 2000



                                                      REGISTRATION NO. 333-93451

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           4FRONT TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                                     840675510
              (State or other jurisdiction of                                       (I.R.S. Employer
               incorporation or organization)                                    Identification Number)

                            ------------------------

                            6300 SOUTH SYRACUSE WAY
                                   SUITE 293
                           ENGLEWOOD, COLORADO 80111
                                 (303) 721-7341
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                 CRAIG KLEINMAN
                            6300 SOUTH SYRACUSE WAY
                                   SUITE 293
                           ENGLEWOOD, COLORADO 80111
                                 (303) 721-7341
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                               PAUL JACOBS, ESQ.
                               GREGG BERMAN, ESQ
                          FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


            TITLE OF EACH CLASS                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
            OF SECURITIES TO BE                  AMOUNT TO BE        AGGREGATE PRICE    AGGREGATE OFFERING        AMOUNT OF
                 REGISTERED                       REGISTERED          PER UNIT (1)           PRICE(1)         REGISTRATION FEE
Common stock, $.001 par value per share.....       1,114,457             $14.63           $16,304,505.91        $4,304.39(2)


(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $14.63, the average of the high and low prices of the common stock of 4Front Technologies, Inc. as reported by The Nasdaq Stock Market on December 20, 1999.


(2) Previously paid.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 4, 2000


                           4FRONT TECHNOLOGIES, INC.

                        1,114,457 SHARES OF COMMON STOCK

                               ------------------


    4Front Technologies, Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "FFTI," On May 2, 2000, the closing sale price of one share of 4Front's common stock was $17.81.


                            ------------------------

    The stockholders of 4Front Technologies, Inc. listed in this prospectus are offering and selling an aggregate of 1,114,457 shares of 4Front's common stock under this prospectus. These selling stockholders will obtain their common stock upon the exercise of currently outstanding warrants to purchase common stock issued to them in connection with 4Front's public offering in 1996 or other earlier financings. 4Front will not receive any part of the proceeds from the sale of common stock by the selling stockholders although it may receive proceeds from the exercise of warrants.

                            ------------------------

    Upon exercise of their warrants, the selling stockholders may sell their 4Front common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                            ------------------------


    SEE "RISK FACTORS"BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.


                            ------------------------

    THE STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


               The date of this prospectus is             , 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Where You Can Find More Information.........................      2
The Company.................................................      3
Risk Factors................................................      4
Use of Proceeds.............................................      8
Dividend Policy.............................................      8
Price Range of Common stock.................................      8
Selling Stockholders........................................      9
Plan of Distribution........................................     10
Legal Matters...............................................     10
Experts.....................................................     10
Index to Combined Financial Statements......................


                            ------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY 4FRONT TECHNOLOGIES, INC. OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

    NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY 4FRONT TECHNOLOGIES, INC. OR ANY SELLING STOCKHOLDER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY US AND THE SELLING STOCKHOLDERS TO INFORM THEMSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS AS TO, THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at HTTP://WWW.SEC.GOV.


    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of 4Front stock. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-93451).



    (i) Our Annual Report on Form 10-K for the fiscal year ended January 31,
    2000.



    (ii) The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A/A, dated May 21, 1997.


You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


    4Front Technologies, Inc.
    6300 South Syracuse Way
    Suite 293
    Englewood, Colorado 80111
    Attention: Craig Kleinman
    Phone No. (303) 721-7341


    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of the these documents.

                                  THE COMPANY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.


    OUR OPERATING SUBSIDIARIES CONDUCT THEIR OPERATIONS IN U.S. DOLLARS, POUNDS STERLING, JAPANESE YEN AND EUROZONE CURRENCIES SUCH AS FRENCH FRANCS, ITALIAN LIRA, GERMAN MARKS AND DUTCH GUILDERS. FOR FINANCIAL REPORTING PURPOSES, FOREIGN CURRENCIES ARE CONVERTED INTO U.S. DOLLARS AT THE PREVAILING RATE AS OF THE DATE OR AT THE WEIGHTED AVERAGE FOR THE PERIOD COVERED. UNLESS SPECIFICALLY STATED OTHERWISE HEREIN, ALL CONVERSIONS OF FOREIGN CURRENCIES INTO U.S. DOLLARS REFERENCED HEREIN HAVE BEEN CONVERTED USING CONVERSION RATES AS FOLLOWS:



                                             YEAR ENDED JANUARY 31,
                         ---------------------------------------------------------------
                            STATEMENT OF OPERATIONS               BALANCE SHEETS
                         ------------------------------   ------------------------------
                           1998       1999       2000       1998       1999       2000
                         --------   --------   --------   --------   --------   --------
POUNDS STERLING........  1.643      1.66       1.62       1.633      1.646      1.62
FRENCH FRANC...........  5.90       5.86        6.2       5.94       5.66        6.4
BELGIUM FRANC..........  36.52      36.08      38.2       36.52      34.78      39.8
ITALIAN LIRA...........   --        1652       1838        --        1669       1912
GERMAN MARK............   --          --       1.85        --          --       1.93
SWEDISH KRONE..........   --          --       8.40        --          --       8.85
JAPANESE YEN...........   --          --       104.16      --          --       107.38
DUTCH GUILDER..........   --          --       2.12        --          --       2.18
CZECH KRONA............   --          --       34.9        --          --       35.5


    We provide information technology, known as IT, and outsourcing solutions, which consist of a range of specialized computer services and complementary products. We sell these services and products primarily to blue chip corporations and government authorities in the United Kingdom, continental Europe, the United States, and Japan. Our services and solutions include hardware maintenance, help desk support, training, network services and specialized software solutions. Our customers include British Petroleum, British Telecom, Telcom Italia, Computer Sciences Corporation, Dupont, IBM, Cegedim, Renault, Energis, Pfizer, Cariplo, JP Morgan and the UK Ministry of Defense.

    Accelerating technological advancement, migration of organizations toward multivendor distributed networks, and globalization of IT needs have contributed to a significant increase in the sophistication and interdependency of corporate computing systems. We believe that the desire by corporations to focus upon their core activities while enjoying the benefits of such multivendor distributed networks, together with increasing skill shortages within the IT industry, have led them increasingly to rely upon specialist outsourcing service organizations such as us to support the development and maintenance of their IT strategy.

    Our objective is to leverage our position in the UK to become a leading independent provider of IT products and services throughout Europe. The key elements of our strategy are to (i) leverage and promote the 4Front brand,
(ii) increase market penetration, (iii) continue to build our market position in continental Europe, (iv) further expand the range of services and products we provide and (v) pursue strategic acquisitions and alliances.


    Our principal corporate offices are located at 6300 South Syracuse Way, Suite 293, Englewood, Colorado 80111, telephone (303) 721-7341. Our principal operational offices are located at 57A Hatton Garden, London, EC1N 8JG, England, telephone 44 20 7269 5800.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND CAUTIONARY STATEMENTS, AS WELL AS THE OTHER INFORMATION SET FORTH HEREIN. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.


    OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE. We had net income of $5,822,000 and $48,000 in the fiscal years ended January 31, 1999 and 2000, respectively. The decline in net income for fiscal 2000 was primarily due to non-recurring write-offs. We plan to continue to expand our operations, which will result in increased fixed costs and operating expenses. Our operating results and net income will be adversely affected to the extent that our net sales and gross profits do not increase sufficiently to offset such increased expenses. We cannot assure you that our net sales or our gross profits will increase sufficiently to offset any increased expenses.


    OUR QUARTERLY AND ANNUAL OPERATING RESULTS MAY FLUCTUATE AND THE PRICE OF OUR COMMON STOCK MAY CHANGE IN RESPONSE TO THOSE FLUCTUATIONS. Our quarterly and annual operating results have varied in the past and may in the future vary significantly depending on factors such as:

    - the effect of our acquisitions;

    - the size, timing and recognition of revenue from significant orders;

    - increased competition;

    - the timing of new product releases by us or our competitors;

    - market acceptance of our products;

    - changes in our and our competitors' pricing policies;


    - budgeting cycles of our customers;


    - changes in operating expenses and personnel changes;

    - changes in our business strategy;

    - foreign currency exchange rates; and

    - and general economic factors.


    It is also possible that in some future quarter, our revenues or operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock could be materially adversely affected.



    OUR GROWTH STRATEGY INCLUDES THE ACQUISITION OF COMPLEMENTARY BUSINESSES WHICH MAY NOT BE AVAILABLE TO ACQUIRE OR, IF ACQUIRED, MIGHT NOT IMPROVE OUR BUSINESS AND RESULTS. A significant component of our growth strategy depends on our ability to acquire complementary businesses. We face increasing competition from other potential purchasers when seeking to acquire computer services companies. Although we have been able to acquire computer services companies in the past, we cannot assure you that we will be able to identify additional suitable acquisitions, or that we will be able to consummate these acquisitions or successfully integrate those other businesses into our operations. To date, we have used a combination of cash and common stock for our acquisitions. In the event that potential acquisition candidates are unwilling to accept our securities as consideration, we will be required to use more cash resources to continue our acquisition program and, thus, deplete our working capital. In addition, we may need additional financing to fund these acquisitions. If sufficient financing is not available as needed on terms acceptable to us, our acquisition program could be adversely affected.



    THE EXPANSION OF OUR BUSINESS HAS AND WILL STRAIN OUR MANAGEMENT, PERSONNEL AND OTHER SYSTEMS. We are experiencing a period of rapid growth and expansion because of both acquisitions and internal growth. Our growth and expansion has placed, and could continue to place, a significant strain on our management, personnel and other resources.



    To accommodate our recent growth and to compete effectively and manage future growth, if any, we will be required to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our workforce. Our inability to satisfy increased customer orders in a timely fashion, or at all, could result in termination of customer relationships or cause customers to seek alternative sources for their products. In addition, our financial control systems and infrastructure may not be adequate to maintain and effectively monitor our future growth. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our existing and future operations. The failure to implement and improve our operational, financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on our business, operating results and financial condition.


    WE MAY BE UNABLE TO EFFECTIVELY INTEGRATE NEW ACQUISITIONS. We expect to continue to grow primarily by acquiring service companies that are complementary to our existing business operations. Acquisitions involve numerous risks, including

    - difficulties in the assimilation of the operations of the acquired companies;

    - the diversion of management's attention from other business concerns;

    - risks of entering markets in which we have limited or no direct experience; and

    - the potential loss of key employees of the acquired companies.


We cannot assure you that any acquisition will result in long-term benefits to us or that our management will be able to effectively manage the acquired businesses. In addition, our future success will depend in part on our ability to manage the rapid growth associated with these acquisitions. We cannot give assurances that we will be able to make the combination of our business with the businesses of acquired companies work or be successful.



    On November 2, 1999, we purchased all of the capital stock of CVSI, Inc., a leading provider of IT services on a worldwide basis. The purchase of CVSI is our largest acquisition to date. We believe that an important benefit to be realized from the CVSI acquisition will be the integration of our respective management personnel, strategies and operations. Upon consummation of the CVSI acquisition, we also retained a large portion of CVSI's workforce. However, some or all of these benefits may not be achieved unless integration is successful and achieved in a timely manner. Integration may be more difficult to achieve in this transaction because of the need to coordinate geographically separated organizations and integrate personnel with diverse business backgrounds and corporate cultures. We cannot give assurances that the integration of our business with the business of CVSI will be successful or that we will be able to achieve the synergies we anticipate. Failure to successfully do so could have a material adverse effect on our business and operations.



    WE MAY BE UNABLE TO RESPOND EFFECTIVELY TO TECHNOLOGICAL CHANGE. The market for computer systems and products is characterized by constant technological change, frequent new product introductions and evolving industry standards. Our future success is dependent upon the continuation of the move by IT end-users to multivendor and multisystem operating environments. We believe this trend, along with an emphasis on efficiency, has resulted in a movement by both end-users and original equipment manufacturers toward outsourcing some of their services and an increased demand for product and support services providers that have the ability to provide a broad range of multivendor product and support services. We can give no assurance that this trend will continue into the future. If we fail to anticipate or respond adequately to technological developments and customer requirements, that failure could have a material adverse effect on our business and financial condition.



    WE FACE INTENSE COMPETITION AND MAY BE UNABLE TO COMPETE SUCCESSFULLY. The computer services industry is intensely competitive and is composed of hundreds of companies, many of which have capital, marketing expertise and personnel resources superior to ours. We cannot give assurance that we will be able to compete successfully in the future or that competitive pressures will not result in price reductions or other developments in our market which could have a material adverse effect on our business and our ability to attract and retain customers. In addition, because there are relatively low barriers to entry in the markets in which we operate, we expect additional competition from other established and emerging companies as the market for computer services continues to develop and expand. Existing or new competitors may develop products or provide services that are superior to our products or services or achieve greater market acceptance.



    WE DEPEND ON THE AVAILABILITY, RECRUITMENT AND RETENTION OF TECHNICAL PERSONNEL. Our success depends upon our ability to attract, hire and retain technical personnel who possess the skills and experience necessary to meet our own personnel needs and the staffing requirements of our customers. Competition for individuals with proven technical skills is intense. The IT industry in general experiences a high rate of attrition of such personnel. We compete for such individuals with systems integrators, providers of outsourcing services, temporary personnel agencies, computer systems consultants, clients and potential clients. Many large competitors have recently announced extensive campaigns to hire additional technical personnel. Competition for quality technical personnel has continued to intensify, resulting in increased personnel costs for many IT service providers. Our failure to attract and retain sufficient technical personnel would have a material adverse effect on our ability to provide the most effective services and would harm our business.



    FOREIGN EXCHANGE AND RELATED RISKS. We market our products to European and other foreign countries, but we conduct our business primarily in U.S. dollars, pounds sterling, French francs, Italian lira, German marks, Dutch guilders and Japanese yen. Foreign exchange rate fluctuations will affect the purchase prices we receive for our products. Changes in the exchange rates between the local currencies that we conduct our business in and U.S. dollars, the currency used in our financial statements, may significantly affect our results of operations and other financial information as presented in our financial statements. Any measures we take to protect us from exchange rate fluctuations may not adequately protect us from their potential harm.


    FOREIGN TAX RATES MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS. We are subject to taxation in a number of different jurisdictions, including the United States, the United Kingdom, France, Italy, Germany and Japan and, if we are successful in further expanding our market in Europe, we may become subject to taxation in additional jurisdictions. Additionally, transactions between our company and our foreign subsidiaries may become subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States and are subject to periodic change. The extent, if any, to which we will receive credit in the United States for taxes paid in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as amended, as well as provisions of any tax treaties which may exist between the United States. and such foreign jurisdictions. To the extent that we expand further into continental Europe, our effective tax rate on income may increase due to many European jurisdictions' higher tax rates.


    WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY. Some of our operations are dependent in part upon our software development methodology and other proprietary intellectual property rights. We rely upon a combination of trade secret, non-disclosure, and other contractual arrangements, technical measures, and copyright and trademark laws to protect our intellectual property rights. We hold no patents or registered copyrights. We generally enter into confidentiality agreements with our employees, consultants, clients, and potential clients, and limit access to and distribution of our proprietary information. However, these safeguards may not adequately deter the misappropriation of our proprietary information. We also may be unable to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.



    IF OUR PRODUCTS INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, OUR BUSINESS MAY SUFFER IF WE ARE SUED FOR INFRINGEMENT OR CANNOT OBTAIN LICENSES TO THESE RIGHTS ON COMMERCIALLY ACCEPTABLE TERMS. We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. Although we believe our services and products do not infringe the intellectual property rights of others, it is possible that claims could be asserted against us in the future. Many participants in the technology industry in general have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. If we become the subject of a claim for infringement we would have to expend potentially high funds and resources to defend these the claim and, if we were to be deemed to infringe the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement.



    WE DEPEND ON CONTINUED AUTHORIZATION FROM THIRD PARTIES TO RESELL AND PROVIDE MANUFACTURER-AUTHORIZED SERVICES. Our future success with IT services depends in part on our continued authorization as a service provider of various vendors. Without such authorizations, we would be unable to provide the range of services that we currently offer. In general, our agreements with such manufacturers include termination provisions, some of which are immediate. We have no assurances that such manufacturers will continue to authorize us as an approved service provider. If we lose a substantial number of these authorizations, we would be forced to find alternative sources for them. We cannot assure you that we will be successful in finding these alternative sources on a timely basis. If we cannot do so on a timely basis, we will experience delays in the provision of our services. This, in turn, could seriously harm our business.



    RISKS RELATED TO THE PROVISION OF OUR SERVICES, IF REALIZED, COULD ADVERSELY AFFECT OUR BUSINESS. Many of our engagements involve projects that are critical to the operations of our customers' businesses. Our failure or inability to meet a customer's expectations in the performance of our services, or our failure to meet customer expectations in the required time frame could result in a claim for substantial damages against us, even if we are not at fault. Because we are a service provider, we are in the business of employing people and placing them in the workplace of other businesses. Therefore, we are exposed to liability with respect to actions taken by our employees while on assignment, such as damages they may cause due to their errors, omissions, misuse of customer proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity, or torts and other claims. Although we maintain general liability insurance coverage, we have no assurances that such coverage will continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. One or more successful claims against us that exceeds available insurance coverage could have a material adverse effect on our business, operating results and financial condition. Similarly, any changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could also have a material adverse effect on our business, operating results and financial condition.


    WE FACE RISKS RELATED TO FIXED PRICE CONTRACTS AND COST OVERRUNS. In addition, we have a number of fixed price contracts. If we experience cost overruns without being able to pass along such cost overruns to our customers, our business, operating results and financial condition could be materially adversely affected.

                                USE OF PROCEEDS

    All net proceeds from the sale of the shares of the common stock underlying the warrants will go to the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares of our common stock offered by this prospectus. If the warrants are exercised for cash, we will receive approximately $7,222,471. The warrants, however, are subject to cashless exercise provisions. Consequently, we may receive no proceeds from the exercise of the warrants.

                                DIVIDEND POLICY

    We have never declared or paid any dividends on our common stock. We currently anticipate that all future earnings will be retained by us to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operations, capital requirements, the general financial condition, contractual restrictions and general business conditions.

                          PRICE RANGE OF COMMON STOCK


    Our common stock is quoted on the Nasdaq National Market under the symbol "FFTI." The following table sets forth for the periods indicated the high and low reported sale prices per share for our common stock as reported by the Nasdaq National Market.


YEAR ENDED DECEMBER 31, 1998                                      HIGH           LOW
----------------------------                                  ------------   ------------
First Quarter...............................................  $11 7/8        $ 6 5/8
Second Quarter..............................................  $14 5/8        $10 3/8
Third Quarter...............................................  $13            $ 5 1/8
Fourth Quarter..............................................  $11 7/8        $ 5 1/2


YEAR ENDED DECEMBER 31, 1999                                      HIGH           LOW
----------------------------                                  ------------   ------------
First Quarter...............................................  $11 1/2        $ 7 3/4
Second Quarter..............................................  $10 7/8        $ 8 1/4
Third Quarter...............................................  $17            $ 9 1/4
Fourth Quarter..............................................  $21 1/4        $12 7/8



YEAR ENDED DECEMBER 31, 2000                                    HIGH       LOW
----------------------------                                  --------   --------
First Quarter...............................................   $39.31     $13.13
Second Quarter (through May 2)..............................    22.63      15.63



    The number of stockholders of record of common stock on May 2, 2000 was approximately 1,589. On May 2, 2000, the last reported sale price of our common stock as reported by the Nasdaq National Market was $17.81.

                              SELLING STOCKHOLDERS


    The following table sets forth certain information, as of December 20, 1999, regarding the beneficial ownership of the common stock being sold by the selling stockholders. These selling stockholders will obtain their common stock upon the exercise of currently outstanding warrants to purchase common stock.


                                               SHARES OF COMMON                                   SHARES OF COMMON
                                              STOCK BENEFICIALLY                                 STOCK BENEFICIALLY
                                                OWNED PRIOR TO              NUMBER OF               OWNED AFTER
                                                   OFFERING                 SHARES OF               OFFERING(1)
                                            ----------------------        COMMON STOCK         ----------------------
SELLING STOCKHOLDER                          NUMBER       PERCENT       REGISTERED HEREIN       NUMBER       PERCENT
-------------------                         --------      --------      -----------------      --------      --------
Roger Atkins..........................       15,000         *                  7,500             7,500         *
David Bampton.........................       28,000         *                 28,000                 0         *
Bath Street Nominees Limited..........       20,000         *                 10,000            10,000         *
Youssef Bennani.......................        6,000         *                  6,000                 0         *
Andrew Boardman.......................        3,600         *                  1,800             1,800         *
Terry Burt(2).........................      233,716        2.01               10,000           223,716        1.92
Stephen Chang.........................        3,000         *                  3,000                 0         *
Credit Agricole Indosuez..............       15,000         *                 15,000                 0         *
J. Doshi..............................      401,500        3.36              365,000            36,500         *
First Albany Corporation..............      120,000        1.02              120,000                 0         *
Sandy Feld............................       30,000         *                 30,000                 0         *
Hildara Investment Limited............       20,000         *                 10,000            10,000         *
Philip Holbeche.......................       24,000         *                 15,000             9,000         *
Isarco Limited........................       20,000         *                 10,000            10,000         *
Kaufman Bros., LP.....................      145,500        1.24              145,500                 0         *
Stephen McDonnell(3)..................       46,147         *                 10,000            36,147         *
Mark McVeigh..........................       75,000         *                 75,000                 0         *
Christopher Milton....................        2,000         *                  1,000             1,000         *
Neil Pedley...........................        5,000         *                  2,500             2,500         *
Louis J. Rich.........................        7,500         *                  7,500                 0         *
Arthur Keith Ross(4)..................      173,350        1.49               52,500           120,850        1.04
Anil Ruil.............................      200,000        1.71              100,000           100,000         *
Ian Shane.............................       15,000         *                  7,500             7,500         *
Bruce Slovin..........................      136,389        1.17               36,407            99,982         *
Christopher Smith.....................        2,000         *                  1,000             1,000         *
The Claudius Trust....................        6,250         *                  6,250                 0         *
David Turner..........................       35,500         *                 20,000            15,500         *
Verbier Partners......................       18,000         *                 18,000                 0         *

--------------------------
*   Less than 1%.

(1) Assumes that all shares offered by each selling stockholder are sold in this offering.

(2) Includes 27,744 shares of Common Stock owned by Mr. Burt's wife and 14,395 shares held by Lex Nominees International as nominee for a Jersey resident settlement established for the benefit of Mr. Burt and his wife and children. Also includes 148,050 shares of Common Stock purchasable pursuant to immediately exercisable options. Mr. Burt disclaims beneficial ownership of the shares held by his wife.

(3) Includes 36,167 shares purchasable pursuant to immediately exercisable options.

(4) Includes 68,500 shares purchasable pursuant to immediately exercisable options and warrants.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions or a combination of these. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholder, or they will receive commissions from purchasers of shares for whom they acted as agents.

                                 LEGAL MATTERS

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares. Attorneys of Fulbright & Jaworski L.L.P. beneficially own 5,600 shares of our common stock.

                                    EXPERTS

    The consolidated financial statements and schedule of 4Front
Technologies, Inc. included in this prospectus and in the registration statement have been audited by KPMG, Chartered Accountants, to the extent and for the periods set forth in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting accounts and commissions) are estimated to be as follows:

SEC Registration Fee........................................  $ 4,304.39
Accounting fees and expenses................................  $20,000.00
Legal fees and expenses.....................................  $20,000.00
Printing fees...............................................    5,722.00
Miscellaneous...............................................  $ 9,973.61
                                                              ----------
  Total.....................................................  $60,000.00
                                                              ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the General Corporate Law of Delaware permits indemnification of directors, officers and employees of a corporation under certain conditions and subject to certain limitations. The By-Laws of the Registrant contains provisions for the indemnification of directors, officers and employees within the limitations permitted by Section 145. The Company's officers and directors are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.


         NO.                 DESCRIPTION
         ---                 -----------
         5.1            --   Opinion of Fulbright & Jaworski L.L.P. regarding legality.*

        23.1            a.   Consent of Fulbright & Jaworski L.L.P. (to be filed as part of Exhibit 5.1).*

                        b.   Consent of KPMG

        24              --   Power of Attorney (included on signature page).*


------------------------


*   Previously filed


ITEM 17. UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on May 4, 2000.


                                                       By:                /s/ ANIL DOSHI
                                                            -----------------------------------------
                                                            Name:  Anil Doshi
                                                            Title:  Chairman of the Board


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                    NAME                                        TITLE                       DATE
                    ----                                        -----                       ----

               /s/ ANIL DOSHI                  Chairman of the Board, Chief Executive
    ------------------------------------         Officer and Director (principal        May 4, 2000
                 Anil Doshi                      executive officer)

               /s/ MARK ELLIS
    ------------------------------------       Vice Chairman, President and Director    May 4, 2000
                 Mark Ellis

            /s/ STEPHEN MCDONNELL
    ------------------------------------       Chief Financial Officer (principal       May 4, 2000
              Stephen McDonnell                  financial and accounting officer)

                      *
    ------------------------------------       Secretary and Director                   May 4, 2000
               Craig Kleinman

                      *
    ------------------------------------       Vice President, Chief Operating Officer  May 4, 2000
                Terence Burt                     and Director

                      *
    ------------------------------------       Director                                 May 4, 2000
               Brian V. Murray

                      *
    ------------------------------------       Director                                 May 4, 2000
              Arthur Keith Ross



*By:                 /s/ ANIL DOSHI
             -------------------------------
                       Anil Doshi
                    ATTORNEY-IN-FACT